August 26, 2009

Matthew A. Pollard, President
Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730

   RE: **Huron Community Financial Services, Inc. ("the company")**
        Offering Statement on Form 1-A
        Filed July 28, 2009
        File No. 24-10251

Dear Mr. Pollard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Part I. – Notification

Item 1. Significant Parties, page 2

   1. Please revise to provide under this heading, the full names and residential
       addresses, as applicable, for the issuer's directors as required by Item 1(a) to Part
       I of the Form 1-A.

2. Please revise to provide under this heading, the disclosure required by Item 1(b).

Item 4. Jurisdictions in which Securities are to be Offered, page 3

3. Please expand (b) to indicate whether the offering under the dividend reinvestment plan will be registered in Michigan, Florida and Oregon, or will conducted under a state exemption. If an exemption will be relied upon, please indicate the nature of the exemption.

4. For the offering to select offerees, please indicate the jurisdictions where the offering will occur and indicate whether the offering will be registered or made under a state exemption. If an exemption will be relied upon, please indicate the nature of the exemption.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

5. (c) For each transaction, please briefly provide the facts relied upon to make the exemption claimed available as required in Part I, Item 5(c) to the Form 1-A.

Part II. – Offering Circular for 50,000 Shares of Common Stock to Selected Investors

Cover Page, page 8

6. We note the offering "has no fixed termination date". In this regard, please refer to Rule 251(d)(3) of Regulation A and Rule 415(a)(2), limiting the offering to two years, and revise accordingly.

Risk Factors, page 12

7. Please remove the last two sentences of paragraph one and provide a definitive statement that all of the material risks have been addressed here.

8. Please provide a risk factor addressing the large amount of commercial loans and commercial real estate loans held by the Bank.

History and Business, page 16

9. Please name and describe all subsidiaries of the company. In this regard, we note your insurance subsidiary, HCB Investments, Inc.

10. The discussion of your business operations runs less than two pages. Please significantly expand the quantity and quality of the disclosure to fully address Item 6 of Model B. For example, you now disclose that the residential loans originated by the bank are typically sold. If that is the case, please explain to

investors the make-up of the residential loans which the bank owns. Further, the notes to the financial statements indicate that over 50% of your loans are commercial and commercial real estate, yet you provide no disclosure about this aspect of your business. Also, you do not discuss your consumer lending or your insurance activities.

11. Please include the information called for by Industry Guide 3 to the extent not presently included. Although Guide 3 expressly applies to registration statements, Guide 3 information also is material to an investment decision regarding the securities of any bank holding company, including an issuer in a Regulation A offering. Please revise.

12. Please disclose the extent of the Bank's involvement in subprime mortgage lending. If none, please disclose in this section.

13. Please provide more details on the demographics of the Bank's market area and the Bank's competition. In this regard, please disclose the economic conditions in the Bank's market area and compare those conditions to Michigan, as a whole, and the U.S.   As appropriate, please revise risk factor "Economic Risk" to more particularly address the economic conditions in your market area.

Management

Directors and Officers, page 18

14. We note the column "Shares Owned Directly or Beneficially as of 12/31/2007". Please update to 12/31/2008 or the latest date practicable.

Compensation of Executive Officers and Directors, page 19

15. Please file management contracts, including employment contracts, as exhibits to the offering statement. See Form 1-A, Part III – Exhibits, Item 2(6).

Use of Proceeds, page 20

16. It is noted that any funds received by the company could be used "to finance the possible acquisition of financial institutions or other businesses related to banking". Please specify whether there are any plans, arrangements, or understandings for any such acquisition.

Description of Capital Stock

Limited Transferability of Capital Stock, page 22

17. We note in the third paragraph on page 23 that your independent auditors may determine the net book value of your shares. Please clarify for us whether you have engaged your independent auditors to perform this service in the past. If so, tell us how you consider Rule 2-01 of Regulation S-X in determining whether your auditors' performance of this service violates its independence. Refer to FRC 602.02(a) for additional guidance.

Huron Community Financial Services, Inc.

Dividends, page 29

18. We note that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health. Please disclose whether you believe your bank holding company has experienced earnings weaknesses, and if so, the impact such weaknesses have on your ability to pay dividends. In your response, tell us how you considered the decrease in net income between 2007 and 2008 of 52%.

The Bank, page 30

19. We in the penultimate paragraph on page 30 that participation in the TAGP requires the payment of additional insurance premiums to the FDIC. Please disclose the impact that participation in the TAGP has had, and is reasonably likely to have, on your results of operations.

The Offering, page 33

20. Please identify the officers and directors who will be offering your Regulation A securities. Also, please tell us on a supplemental basis whether each noted officer and director is a registered broker-dealer or exempt from broker dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please provide us with sufficient facts on how each selling officer and director will satisfy the elements of the Rule.

21. Please disclose whether or not the officers and directors have any plans or arrangements to purchase shares in the offering or may purchase shares in the offering. If yes, please disclose whether there are any limits on such purchases and disclose whether purchases will be made on the same terms as purchases by public investors and with a view to investment, not resale.

22. It should be made clear that, if or when any subscription is rejected, the funds will be promptly returned to the subscriber.

23. As Huron is not qualified to conduct a delayed offering under Rule 415 of Regulation C, it does not appear that Huron may change the offering price of the

securities during the offering. Please confirm this in your cover letter with the amended offering statement.

Part F/S

Independent Auditor's Report, page 37

24. Please have your auditors conform its audit report to that found in the PCAOB's AS1. Specifically, the report should be titled, 'Report of Independent Registered Public Accounting Firm' and the second paragraph of the report should make reference to 'the standards of the Public Company Accounting Oversight Board (United States)', rather than 'auditing standards generally accepted in the United States of America'.

Consolidated Statement of Income, page 39

25. We note that you present "Other Operating Expense" of $1,372 thousand and $1,229 thousand for 2008 and 2007, respectively. Please describe to us the nature of the significant items that comprise these amounts and disclose the nature of the items and amounts to the extent material.

Note 1 – Nature of Business and Significant Accounting Policies, page 42

26. Please provide the disclosures set forth in Industry Guide 3 to the extent applicable. In this regard, we could not locate, at a minimum, the following disclosures:

- Average balance sheets pursuant to Item I.A.
- An analysis of net interest earnings pursuant to Item I.B.
- An analysis of the dollar amount of change in interest income and interest expense pursuant to Item I.C.
- Loans by the types designated in Item III.A.
- Maturities and sensitivities of loans to changes in interest rates pursuant to Item III.B.
- Potential problem loans pursuant to Item III.C.2.
- Allocation of the allowance for loan losses pursuant to Item IV.B.
- Returns on equity and assets pursuant to Item V.

27. Please disclose your accounting policy with respect to the purchase and retirement of treasury stock. Refer to paragraph 12 of APB 6 for additional guidance.

Basis for Consolidation and Presentation, page 42

28. We note that you consolidate HCB Investments, Inc., which provides insurance products to customers. Please tell us how you considered the guidance in SFAS 131 in determining whether to present your insurance business as a separate reportable segment.

Allowance for Loan Losses, page 44

29. Please tell us whether any of your loan products (e.g., option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates) are at higher-risk of non-collection than other loans. If so, please disclose additional information about your higher-risk loans that may be useful to an understanding of the risks associated with your loan portfolio. Such additional information may include the following:

- the carrying value of higher-risk loans by loan type;
- current loan-to-value ratios by higher-risk loan type;
- asset quality information and measurements, such as delinquency statistics and charge-off ratios by higher-risk loan type;
- your policy for placing loans on non-accrual status when a loan's term allow for a minimum monthly payment that is less than interest accrued on the loan, and how this policy impacts your non-performing loan statistics;
- the expect timing of adjustment of option ARM loans and the effect of the adjustment on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates of ARM loans and reduced collateral values due to declining home prices; and
- the amount and percentage of customers that are making the minimum payment on their option ARM loans.

Off-balance-sheet Instruments, page 45

30. We note that you record a liability for the fair value of the obligation undertaken when you are considered a guarantor by issuing a letter of credit. Please disclose the amount of that liability and the maximum potential amount of future payments you could be required to make under the guarantee.

Comprehensive Income, page 46

31. We note that you recorded an impairment of $863 thousand. Please disclose the nature of the securities for which you recorded an other than temporary impairment and specifically why you concluded that such a charge was necessary. In addition, disclose the nature of any securities for which you have significant

unrealized losses but have not recorded an other than temporary impairment and specifically why you concluded that such a charge was not necessary.

Huron Community Financial Services, Incorporated, page 64

Financial Statements as of and for the period ended June 30, 2009, pages 65-66

32. We note your disclosures at Note 1 to the audited financial statements at page 42 describe that your consolidated financial statements include the accounts of Huron Community Financial Services, Inc. and its wholly owned subsidiary, Huron Community Bank. Please tell us what entity the financial statements at pages 65-66 represent and how this entity differs from the activities included in your audited financial statements on pages 36-63. In addition, revise the headers on your interim financial statements to clearly indicate they represent the financial position and results of operations for a distinct and different entity from the operations included in the audited financial statements, and provide an accompanying explanation in a footnote to these financial statements.

33. Please clarify that the financial statements for Huron Community Financial Services, Inc. presented at pages 65-66 are not consolidated.

34. Please file a statement of cash flows for the six month period ended June 30, 2009.

35. Please provide Notes to the Financial Statements for your interim financial statements describing the significant accounting policies of the Company. See paragraph 8 of APB 22.

36. Please include notations that indicate amounts shown in your interim financial statements are unaudited and in thousands.

Huron Community Financial Services, Inc.

Income Statement - June 30, 2009, page 66

Consolidated Report of Income – 6/30/09, page 68

37. Please revise your interim statements of income to include a statement acknowledging that all adjustments necessary for a fair statement of results for the interim period have been included. See Item (2), Part F/S of Form 1-A.

Subscription Agreement, page 70

38. Please do not include provisions which suggest to an investor that he is waiving his rights under the federal securities laws, unless required by state securities law. In this regard, please remove purchaser representations that an investor understands the risks of investment, as well as the indemnification provision. If required by state securities law, please provide us the applicable statutory provisions or rules.

Part II. – Offering Circular for 25,000 shares of common stock
    Pursuant to Huron Community Financial Services, Inc.
    Automatic Dividend Reinvestment Plan

General

39. To the extent applicable, please comply with the prior comments under Part II - Offering Circular for 50,000 Shares of Common Stock to Selected Investors and revise this offering circular as well.

The Offering, page 100

40. Please refer to the first paragraph under this heading. With respect to your explanation of Regulation A, please note that the maximum offering amount of a Regulation A offering is $5 million, regardless of the length of the offering, less any securities sold under Regulation A in the preceding 12 months and during the offering under Regulation A. Please revise your explanation. Regulation A does not provide an exemption for $5 million in any 12-month period.

41. We note that the offering under the dividend reinvestment plan has been conducted under Rule 504 during the last year. Please tell us whether offers and sales are occurring or will continue under Rule 504. We may have further comments.

Description of the Plan, page 100

42. The issuer has reserved the right to change the offering price "in its absolute discretion" and "from time to time." Please add disclosure which explains how disclosure of these changes will be made to investors, e.g., through a post-qualification amendment to the offering statement. Further, please explain the steps the issuer will take to stop the offering until such time as a post-qualification amendment is filed and qualified.

43. We note the statements in Question 9 regarding the establishment of the purchase price by the Board of Directors. However, inasmuch as it appears the valuation report prepared by Austin Associates, LLC contributed more to the establishment of the offering price than just "solely as one factor" as mentioned at the top of page 103, please revise to accurately describe how the valuation report was used by the Board to determine the $46 per share price. In addition, we note Item 5 of the Notification which states, "[t]he purchase price for shares issued over the last year pursuant to this plan *was based upon* the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00)."

44. It appears that the Board of Directors placed significant importance on the valuation report prepared by Austin Associates. While the current disclosure lists the general factors considered by Austin in its valuation, the disclosure does not include a summary of Austin's analysis, including the underlying assumptions. Further, you have not filed the valuation report as an exhibit to the offering statement. In the cover letter to your amended offering statement, please explain why a summary of Austin's analysis and the valuation report are not material to investors.

Signatures, page 176

45. The individual operating in the capacity of Chief Financial Officer should be so designated in accordance with the Form 1-A requirements.

Part III - Exhibits

Exhibit 4.1   Subscription Agreement, page 262

46. Please do not include provisions which suggest to an investor that he is waiving his rights under the federal securities laws, unless required by state securities law. In this regard, please remove purchaser representations that an investor understands the risks of investment, as well as the indemnification provision. If required by state securities law, please provide us the applicable statutory provisions or rules.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request. Please provide this request at least two business days in advance of the requested effective date.

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or John Reynolds, reviewer, at (202) 551- 3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to David J. Mack, Esq.
            (419) 241-6894